BERKLEY REGIONAL INSURANCE COMPANY A Delaware Corporation P.O. Box 1594 Des Moines, IA 50306-1594	PRODUCER: Aon Risk Services Northeast, Inc. 199 Water Street, 32nd Floor New York, NY 10038

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES DECLARATIONS

In return for the payment of the premium, and in reliance upon all statements made and information furnished to us by you in applying for this policy, and subject to all the terms and conditions of this policy, we agree to provide the insurance as stated in this policy:

POLICY NUMBER:	BFI-71001753-14	PRIOR POLICY NUMBER:	N/A
NAMED INSURED:	HIMCO Variable Insurance Trust
c/o Corporate Risk Management Department, Geoff Perkins

MAILING ADDRESS:	The Hartford Financial Services Group
One Hartford Plaza, HO-GL-09
Hartford, CT 06155
POLICY PERIOD:	5/1/2014 to 5/1/2015
(12:01 A.M. at your Mailing Address shown above)

INSURING AGREEMENTS, LIMITS OF INSURANCE AND DEDUCTIBLE:

Insuring Agreement(s)		Limit of Insurance Per Occurrence	Deductible Amount Per Occurrence
1.	Fidelity	$50,000	$0
2.	On Premises	$50,000	$5,000
3.	In Transit	$50,000	$5,000
4.	Forged or Altered Instruments	$50,000	$5,000
5.	Forged, Altered Or Counterfeit Securities	$50,000	$5,000
6.	Counterfeit Money	$50,000	$5,000
7.	Computer Fraud	$50,000	$5,000
8.	Voice Initiated Transfer Fraud	$50,000	$5,000
9.	Telefacsimile Transfer Fraud	$50,000	$5,000
10.	Uncollectible Items of Deposit	$50,000	$5,000
11.	Audit and Claims Expense	$50,000	$5,000

Coverage is provided only if an amount is shown opposite an Insuring Agreement. If the amount is left blank or “Not Covered” is inserted, such Insuring Agreement and any other reference thereto in this policy is entirely deleted.

If Added by Endorsement

Insuring Agreement(s) Or Coverage(s)	Limit of Insurance Per Occurrence	Deductible Amount Per Occurrence
Facsimile Signatures	$50,000	$5,000
Unauthorized Signatures	$50,000	$5,000
Stop Payment	$50,000	$5,000

Percentage of Loss Deductible Amount Over Which Losses Must Be Reported:	100%
Insuring Agreement 8. Voice Initiated Transfer Fraud The verification callback amount is:	$5,000
Insuring Agreement 9. Telefacsimile Transfer Fraud The verification callback about is:	$5,000

BAP IC DEC 11 13	Page 1 of 2

Forms and Endorsements Forming Part of this Policy When Issued

Form Number and Edition Date				Description of Form or Endorsement:
FI 00 15	09	12		Financial Institution Crime Policy for Investment Companies
BAP 90	01	11	13	Premium Endorsement
BAP 90	02	11	13	Omnibus Named Insured Endorsement
BAP 90	03	11	13	Credit Rating Cancellation Endorsement
BAP 90	20	11	13	Automatic Increase in the Limit of Insurance Endorsement
FI 20 30	01	10		Facsimile Signatures
FI 20 40	09	12		Unauthorized Signatures
FI 20 41	09	12		Stop Payment or Refusal To Pay
FI 20 15	01	12		Notice of Cancellation/ Modification to FINRA
BAP 91	01	11	13	Manuscript Endorsement
BAP 91	01	11	13	Manuscript Endorsement
BAP 91	01	11	13	Manuscript Endorsement

Cancellation of Prior Insurance Issued by Us

By acceptance of this Policy you give us notice canceling prior policy Numbers: N/A the cancellation to be effective at the time this Policy becomes effective.

Countersignature of Authorized Representative (Where Required)

Name:

Title:

Signature:

Date:

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

BAP IC DEC 11 13	Page 2 of 2

POLICY NUMBER: BFI-71001753-14	BAP 90 01 11 13

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PREMIUM ENDORSEMENT

For the period from 12:01 A.M. on 5/1/2014 to 12:01 A.M. on 5/1/2015 the premium for the attached policy is $1,500.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 01 11 13	Page 1 of 1	0

POLICY NUMBER: BFI-71001753-14	BAP 90 02 11 33

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

OMNIBUS NAMED INSURED ENDORSEMENT

The Named Insured is amended to include:

1.                                      Any new Investment Companies established by the Insured while this policy is in force. These new Investment Companies shall automatically be covered from the date of such establishment without the payment of additional premium for the remainder of the policy period. However, this automatic coverage does not include any new or previously existing Investment Companies established through consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution.

2.                                      Any Employee Benefit Plan, sponsored or approved by the Named Insured, that is required to be bonded under the Employee Retirement Income Security Act of 1974 and any amendments thereto.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 02 11 33	Page 1 of 1	0

POLICY NUMBER: BFI-71001753-14	BAP 90 03 11 13

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CREDIT RATING CANCELLATION ENDORSEMENT

In the event that a financial strength rating is issued for the Company (1) below A- by A.M. Best Company, Inc., or (2) below BBB by Standard & Poor’s, (hereinafter “Credit Rating Downgrade”), and the Named Insured notifies the Company of its intent to cancel this policy within 30 days after such Credit Rating Downgrade, the Company shall return the premium due to the Named Insured on a pro-rata basis.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 03 11 13	Page 1 of 1	0

POLICY NUMBER: BFI-71001753-14	BAP 90 20 11 13

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AUTOMATIC INCREASE IN THE LIMIT OF INSURANCE

ENDORSEMENT

If the Insured shall, while this policy is in force, require an increase in the Limit of Insurance to comply with SEC Reg. 17g-1 due to an increase in the asset size of current Investment Companies insured under this policy or by the addition of Investment Companies, such increase in the Limit of Insurance shall automatically be covered up to the minimum required limit by SEC Reg. 17g-1. However, under no circumstances shall the Limit of Insurance exceed $$100,000 without the prior approval of the Company and agreement by the Insured to pay an additional premium for the remainder of the policy period.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 20 11 13	Page 1 of 1	0

POLICY NUMBER: BFI-71001753-14	BAP 91 01 11 13

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

MANUSCRIPT ENDORSEMENT

Change Number	Date Of Issue	Effective Date Of Change
1	5/1/2014	12:01 A.M. on: 5/1/2014

It is agreed that:

1.         Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

SCHEDULE
DEPOSITORY		LOCATION COVERED
ALL SYSTEMS UTILIZED BY THE INSURED

2.         Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3.         The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.         If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3. above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of loss payment by the Underwriter.

5.         This rider shall become effective as of 12:01 a.m. on standard time

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 91 01 11 13	Page 1 of 1	0

POLICY NUMBER: BFI-71001753-14	BAP 91 01 11 13

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

MANUSCRIPT ENDORSEMENT

Change Number	Date Of Issue	Effective Date Of Change
2	5/1/2014	12:01 A.M. on: 5/1/2014

It is Agreed that the last paragraph of Insuring Agreement (E) FORGERY AND ALTERATION and the last paragraph of Insuring Agreement (F) SECURITIES is replaced with the following:

A signature that is a mechanical or electronic reproduction of a handwritten signature produced by a mechanical check writing machine or a computer printer is treated the same as the handwritten signature.

Any other Electronic Signature, however, is not treated the same as a mechanical or electronic reproduction of a handwritten signature and is not a Forgery under the coverage of this Insuring Agreement.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 91 01 11 13	Page 1 of 1	1

POLICY NUMBER: BFI-71001753-14	BAP 91 01 11 13

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

MANUSCRIPT ENDORSEMENT

Change Number	Date Of Issue	Effective Date Of Change
3	5/1/2014	12:01 A.M. on: 5/1/14

It is agreed that:

1. Section F, Definitions, Item 11 - “Designated Person” is amended to the following:

(11) “Designated Person” means anyone in the Corporate Risk Management Dept. of Hartford Financial Services Group or Internal Audit Dept.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 91 01 11 13	Page 1 of 1	0

FINANCIAL INSTITUTIONS

FI 20 15 01 12

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PROVIDE REQUIRED NOTICE OF CANCELLATION,

TERMINATION OR MODIFICATION TO THE FINANCIAL

INDUSTRY REGULATORY AUTHORITY (FINRA)

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

We will promptly notify the Financial Industry Regulatory Authority (FINRA) concerning cancellation, termination or substantial modification of this policy, whether such cancellation, termination or substantial modification is at your request or ours. We will use our best efforts to notify FINRA, but failure to notify FINRA shall not impair or delay the effectiveness of such cancellation, termination or modification.

FI 20 15 01 12	© Insurance Services Office, Inc., 2011	Page 1 of 1

FINANCIAL INSTITUTIONS

FI 20 30 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FACSIMILE SIGNATURES

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

With regard to this Facsimile Signatures endorsement, the provisions of the policy apply, unless modified by this endorsement.

A.       The following Insuring Agreement is added to Section A. Insuring Agreements:

We will pay for loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received your or the New York Stock Exchange specimen copies of your mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by you or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of your having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that:

1.         Such facsimile signature is used on a document:

a.         As the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in your name on the books of the association, company or corporation issuing the same; or

b.         As the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which you may now or at any time hereafter be named as attorney to effect such transfer, whether such power of substitution is embodied in an endorsement on the certificate for such shares of stock or other registered security or in a separate instrument;

2.         The New York Stock Exchange has not interposed any objections to the use by you of such facsimile signature and such agreement, if any, was required by the Exchange as a condition to its failing to interpose any such objection; and

3.         This Insuring Agreement shall not apply to any “certificated security” which is “counterfeit”.

B.       Under Section D. Exclusions:

1.         Under the Financial Institution Crime Policy For Securities Brokers And Dealers:

a.              Exclusion 24. is replaced by the following:

Loss resulting directly or indirectly from forgery of any type or alteration, except when covered under Insuring Agreement 1., 4., 5., 6. or this Insuring Agreement.

b.              Exclusion 25. is replaced by the following:

Loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any “loan” or transaction involving you as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or “evidences of debt”, whether such “loan”, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement 1.b., 4., 5. or this Insuring Agreement.

2.         Under the Financial Institution Crime Policy For Investment Companies:

a.     Exclusion 20. is replaced by the following:

Loss resulting directly or indirectly from forgery of any type or alteration, except when covered under Insuring Agreement 1., 4., 5., 6. or this Insuring Agreement.

FI 20 30 01 10	© Insurance Services Office, Inc., 2009	Page 1 of 2	0

b.     Exclusion 21. is replaced by the following:

Loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any “loan” or transaction involving you as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or “evidences of debt”, whether such “loan”, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement 1., 4., 5., 10. or this Insuring Agreement.

Page 2 of 2	© Insurance Services Office, Inc., 2009	FI 20 30 01 10	0

FINANCIAL INSTITUTIONS

FI 20 40 09 12

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURES

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

The following Insuring Agreement is added to Section

A.       Insuring Agreements:

Unauthorized Signatures

a.          We will pay for loss resulting directly from your having accepted, paid or cashed any check, draft or “withdrawal order” made or drawn on a “customer’s” account which bears a signature of someone other than a person whose name and signature is on the application on file with you as a signatory on such “customer’s” account.

b.          The following condition is precedent tocoverage under this Insuring Agreement:

                    You shall have on file the signatures of all persons who are authorized signatories on such “customer’s” account.

FI 20 40 09 12	© Insurance Services Office, Inc., 2011	Page 1 of 1

FINANCIAL INSTITUTIONS

FI 20 41 09 12

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

STOP PAYMENT OR REFUSAL TO PAY

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

The following Insuring Agreement is added to Section

A.       Insuring Agreements:

                   Stop Payment Or Refusal To Pay

                   We will pay for loss which you shall become legally obligated to pay as damages resulting directly from your having:

a.          Failed to comply with any request from a “customer”, or its designated agent, to stop payment on any check or draft made or drawn by such “customer” or its designated agent; or

b.          Wrongfully refused to pay any check or draft made or drawn by any “customer” or its designated agent.

FI 20 41 09 12	© Insurance Services Office, Inc., 2011	Page 1 of 1

POLICY NUMBER: BFI-71001753-14	FINANCIAL INSTITUTIONS

FI 10 01 09 12

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

POLICY CHANGE

(DISCOVERY FORM)

This endorsement modifies insurance provided under the Discovery version of the following:

FINANCIAL INSTITUTION COMPUTER CRIME POLICY

FINANCIAL INSTITUTION CRIME POLICY FOR BANKS AND SAVINGS INSTITUTIONS

FINANCIAL INSTITUTION CRIME POLICY FOR CREDIT UNIONS

FINANCIAL INSTITUTION CRIME POLICY FOR FINANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INSURANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR MORTGAGE BANKERS

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

SCHEDULE

Change Number	Date Of Issue	Effective Date Of Change
2	12/11/2014	12:01 AM on: 10/20/2014

1.         The Named Insured is changed to:

2.         The following Insured(s) is added as a Named Insured:

3.         The following Insured(s) is deleted as a Named Insured:

4.         The Mailing Address is changed to:

5.         The Policy Period is:

Extended to:	Reduced to:

6.         The following Insuring Agreement(s) is added to the Policy:

Insuring Agreement(s)	Single Loss Limit Of Insurance	Single Loss Deductible Amount
	$	$
	$	$
	$	$

FI 10 01 09 12	© Insurance Services Office, Inc., 2011	Page 1 of 3

7.              The following Insuring Agreement(s) is deleted from the Policy:

8.              The following Insuring Agreement(s) is changed as respects the Single Loss Limit(s) Of Insurance and/or Single Loss Deductible Amount(s):

Insuring Agreement(s)	Single Loss Limit Of Insurance		Single Loss Deductible Amount
ALL		$1,900,000	$
	$		$
	$		$

9.              The following Endorsement(s) is added to the Policy:

10.       The following Endorsement(s) is deleted from the Policy:

11.       The percentage of the Single Loss Deductible over which losses must be reported is changed to:          %

12.       Voice Initiated Transfer Fraud Insuring Agreement

                        The verification callback amount is changed to:                                 $

13.       Telefacsimile Transfer Fraud Insuring Agreement

                        The verification callback amount is changed to:                                 $

Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

Application of changes affected by this endorsement:

1.              All Changes Other Than In Paragraph 2.

This change applies to loss or damage that you sustain resulting directly from an “occurrence” taking place at any time which is “discovered” by a “designated person” on or after the Effective Date Of Change. However, if a Retroactive Date endorsement is used, the provisions of that endorsement are controlling.

2.              Deletion Of Coverage

This change applies to loss or damage that you sustain resulting directly from an “occurrence” taking place on or after the Effective Date Of Change which is “discovered” by a “designated person” after the Effective Date Of Change.

3.              If this endorsement is attached to a nonaggregate limit policy, the references in this endorsement to Single Loss Limit Of Insurance and Single Loss Deductible Amount shall be deemed to mean Limit of Insurance and Deductible Amount, respectively.

Page 2 of 3	© Insurance Services Office, Inc., 2011	FI 10 01 09 12

Accepted

First Named Insured:

Name:

Title:

FI 10 1 09 12	© Insurance Services Office, Inc., 2011	Page 3 of 3

CERTIFICATE OF SECRETARY

The undersigned, being the duly elected Secretary of HIMCO Variable Insurance Trust (the “Trust”), hereby certifies that the following resolutions were adopted by the Board of Trustees of the Trust (the “Board”) at the Trust’s April 30, 2014 Board Meeting:

RESOLVED, that, after taking into consideration relevant factors concerning the joint fidelity bond underwritten by several insurance companies in the amount of insurance equal to the greater of $50 million or the amount required by the 1940  Act (the “Joint Bond”) covering, among others, officers and employees of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., The Hartford Alternative Strategies Fund, Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., and The Hartford Alternative Strategies Fund (the “Existing Hartford Companies”), the amount of the bond, the nature of the business activities of each of the Existing Hartford Companies, the number of the entities covered by the Joint Bond, the amount of the premium and the ratable allocation of such premium among the entities covered by the Joint Bond, and the extent to which the share of the premium allocated to the Trust is less than the premium it would have to pay if it had provided and maintained a single insured bond, and having determined that the coverage provided under the bond is reasonable, the Board hereby confirm and approve in all respects the addition of the Trust to the joint fidelity bond;

FURTHER RESOLVED, that the officers of the Trust be, and each hereby is, authorized to execute and deliver such documents as may be necessary to effect the addition to the joint fidelity bond coverage contemplated hereby;

FURTHER RESOLVED, that the amendment to the agreement among the entities covered by the Joint Bond, in the form presented at this meeting, be, and it hereby is, approved, and the officers of the Trust be, and each hereby is, authorized to execute said agreement, an original copy of which shall be retained with records of the Trust; and in approving the Joint Bond, the Board has also given due consideration to, among other things, (i) the total amount of the Joint Bond and (ii) the amount of the premium of the Joint Bond; and

FURTHER RESOLVED, that any officer of the Trust be, and hereby is, authorized to take such action as he or she may deem necessary or desirable to effect the policy and authorized and directed to take such other actions to carry out these resolutions and to comply with Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned, in her official capacity, has executed and delivered this Certificate of the Secretary.

Dated:    December 12, 2014

By:	/s/ Brenda Page
Brenda Page
Secretary and Chief Legal Officer